

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	SEC FILE NUMBER
	. 8-44412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



MAR 0 4 2002

143

REPORT AS OF: __12/31/01__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PTI SECURITIES & FUTURES L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

PROCESSED

MAR 2 2 2002

THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 603
(No. and Street)

Chicago	**Illinois**	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Haugh	**(312) 663-3053**
(No. and Street)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Daniel J. Haugh**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **PTI Securities & Futures L.P.** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____
Signature

President, Haugh, Inc. (the General Partner)
Title

Subscribed and sworn to before me this

_11th_ day of _February_ , 2002

OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
PTI Securities & Futures L.P.

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P., as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PTI Securities & Futures L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5(d) under Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
January 22, 2002

PTI SECURITIES & FUTURES L.P.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

ASSETS

Cash	$	140,984
Receivables from brokers and dealers		56,220
Receivable from related broker-dealer (net of allowance for doubtful accounts of $10,000)		10,000
U.S. Treasury bills on deposit with brokers and dealers, at market		149,125
Commissions receivable		1,200
Furniture and equipment (net of accumulated depreciation of $16,901)		4,796
Other asset		2,742
	$	365,067

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Employee bonuses payable	$	5,500
Accounts payable and accrued expenses		2,568
		8,068
Partners' Capital		356,999
	$	365,067

See accompanying notes.

PTI SECURITIES & FUTURES L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

---

1.   **Organization and Business**

PTI Securities & Futures L.P. (the "Partnership") was was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell securities, equity options, futures contracts and futures options but does not accept money or other assets to support such orders. The Partnership also engages in the proprietary trading of securities and futures instruments.

2.   **Summary of Significant Accounting Policies**

Revenue Recognition
Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are initially purchased or sold. Commission revenue and related expenses on securites and securities options are recorded on a trade date basis.

Depreciation
Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

Income Taxes
Federal income taxes have not been provided for as each partner is individually liable for the taxes, if any, on his share of the Partnership's income and expenses.

Statement of Cash Flows
For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

3.   **Minimum Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17, and has elected to use the basic method as permitted by these rules. Under these rules, the Partnership is required to maintain "net capital' equal to $30,000. At December 31, 2001, the Partnership had net capital and net capital requirements of $337,645, and $30,000, respectively.

4.   **Clearing Agreements**

The Partnership has entered into fully disclosed clearing agreements with Ernst & Company ("Ernst"), Man Financial, Inc. ("MFI") and R.J. O'Brien & Associates Inc. ("RJO"), whereby Ernst will offer certain clearing, execution and related services for transactions in securities and whereby MFI and RJO will offer certain clearing, execution and related services in futures. The Partnership is required to maintain a deposit of $100,000 in cash or government securities with Ernst and deposits of $50,000 each in cash or government securities with MFI and RJO.

5.   **Related Party Transactions**

The Partnership has a receivable from a related broker-dealer. This related broker-dealer's liabilities exceed its assets and it therefore intends to pay it's creditors approximately 50% of the amounts owed. The Partnership has therefore reduced its receivable by $10,000 in anticipation of the bad debt write-off.

6.   **Litigation**

During 1999, an arbitration was filed before the National Association of Securities Dealers, Inc. by a group of thirty-nine Claimants against the Company asserting that the Company was liable for losses suffered as a result of the Claimants' participation in an options trading program with non-parties to the action. The Claimants were originally seeking compensatory damages of $2 million and punitive damages of $4 million. The Claimants originally sued another broker-dealer, but have since settled their claims with the other broker-dealer and have dismissed the other broker-dealer from the action. On September 18, 2001 the Company filed a counterclaim seeking its costs and attorneys' fees from all of the Claimants. As of December 31 2001, the claims of all but nine of the original thirty-nine Claimants had been dismissed. On January 25, 2002, the Company offered to dismiss its counterclaims against all of the original Claimants in exchange for a reciprocal dismissal of the remaining claims. On February 1, 2002, the Company's settlement offer was accepted by the Claimants' counsel on their behalf.

SUPPLEMENTAL SCHEDULE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P.** as of <u>December 31, 2001</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)	356,999 [3480]
2.	Deduct Ownership equity not allowable for net capital	[3490]
3.	Total ownership equity qualified for net capital	356,999 [3500]
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital............	[3520]
	B. Other (deductions) or allowable credits (List)...	[3525]
5.	Total capital and allowable subordinated liabilities	356,999 [3530]
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition (see below) 17,538 [3540]	
	1. Additional charges for customers' and non-customers' security accounts. [3550]	
	2. Additional charges for customers' and non-customers' commodity accounts. [3560]	
	B. Aged fail-to-deliver .... [3570]	
	1. Number of items .... [3450]	
	C. Aged short security differences-less reserved of .... [3470] [3580]	
	number of items................ [3470]	
	D. Secured demand note deficiency .... [3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges .... [3600]	
	F. Other deductions and/or charges .... [3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)........ [3615]	
	H. Total deduction and/or charges.	(17,538) [3620]
7.	Other additions and/or allowable credits (List)..	[3630]
8.	Net Capital before haircuts on securities positions	339,461 [3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):	
	A. Contractual securities commitments .... [3660]	
	B. Subordinated securities borrowings .... [3670]	
	C. Trading and Investment securities	
	1. Bankers' acceptances, certificates of deposit and commercial paper ...... [3680]	
	2. U.S. and Canadian government obligations .... [3690]	
	3. State and municipal government obligations .... [3700]	
	4. Corporate obligations .... [3710]	
	5. Stocks and warrants .... [3720]	
	6. Options .... [3730]	
	7. Arbitrage .... [3732]	
	8. Other securities .... 1,816 [3734]	
	D. Undue concentration .... [3650]	
	E. Other (list) .... [3736]	(1,816) [3710]
10.	Net Capital	337,645 [3750]

OMIT PENNIES

Non-Allowable Assets (Line 6.A.):

Receivable from related broker-dealer	$	10,000
Furniture and equipment, net		4,796
Other asset		2,742
	$	17,538

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	PTI SECURITIES & FUTURES L.P.	as of <u>December 31, 2001</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	537	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	30,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	30,000	[3760]
14.	Excess net capital (line 10 less 13)	307,645	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 1.9)	336,838	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		8,068	[3790]
17.	Add:			
	A. Drafts for immediate credit...................................	$	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]	
	C. Other unrecorded amounts (List)	$	[3820]	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).			[3838]
19.	Total aggregate indebtedness		8,068	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)		2.39	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19 - by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...		[3880]
24.	Net capital requirement (greater of line 22 or 23)..		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 – by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000 ...		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)................		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity underRule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital.......................................		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	36-3797795-	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/00

1. Current assets .... 347,529 [3000]

2. Total liabilities .... 8,068 [3030]

3. Deductions from total liabilities
    A. Liabilities subject to satisfactory
    Subordinated agreements
    (page 3, line 19.A)............................ _____ [3040]
    B. Certain deferred income tax liability
    (see regulation 1.17(c)(4)(iv)................ _____ [3050]
    C. Certain current income tax liability
    (see regulation 1.17(c)(4)9v))............... _____ [3060]
    D. Long term debt pursuant to
    regulation 1.17(c)(4)(vi)...................... _____ [3070]
    E. Total deductions................................. ( ) [3080]
    F. Adjusted liabilities............................... 8,068 [3090]

4. Net capital (subtract line 3.F. from line 1).. 339,461 [3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charges against inventories held, fixed price commitments, and advances
    against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
    for specific charge. If charge is applicable, attach statement
    showing calculation of charge)... _____ [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
    against securities owned by firm:

	MARKET VALUE		CHARGE	
A. U.S. and Canadian government obligations	149,125	[3160]	1,816	[3170]
B. State and Municipal government obligations		[3180]		[3190]
C. Certificates of deposit, commercial paper... and bankers' acceptances		[3200]		[3210]
D. Corporate obligations		[3220]		[3230]
E. Stocks and warrants		[3240]		[3250]
F. Other securities		[3260]		[3270]
G. Total charges (add lines 6.A. - 6.F)			1,816	[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
    A. Against securities purchased under agreements to resell............................... _____ [3290]
    B. Against securities sold under agreements to repurchase................................ _____ [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A............... _____ [3310]

Non-Allowable Assets (Line 6.A.):

Receivable from related broker-dealer	$	10,000
Furniture and equipment, net		4,796
Other asset		2,742
	$	17,538

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/00, Continued

9. Charges against open commodity in the IB's account
   A. Uncovered exchange-traded futures and granted options contracts -
   percentage of margin requirements applicable to such contracts...................................... _____ [3350]

   B. Ten percent (10%) of the market value of commodities which
   underlie commodity options not traded on a contract market
   carried long by the applicant or registrant which has value
   and such value increased adjusted net capital (this charge
   is limited to the value attributed to such options)... _____ [3380]

   C. Commodity options which are traded on contract markets and
   carried long in proprietary accounts. Charge is the same as
   would be applied if applicant or registrant was the grantor
   of the options (this charge is limited to the value attributed
   to such options)... _____ [3390]

10. Five percent (5%) of all unsecured receivables from unregistered
    futures commission merchants or securities brokers or dealers............................. _____ [3410]

11. Deficiency in collateral for secured demand notes.. _____ [3420]

12. Adjustment to eliminate benefits of consolidation (explain in separate page)............................. _____ [3430]

13. Total charges (add lines 5 through 12)... 1,816 [3440]

Net Capital Computation

14. Adjusted net capital (subtract line 13 from line 4).. 337,645 [3500]

15. Net capital required (show $40,000 if IB is not a member of a
    designated self-regulatory organization)... 30,000 [3600]

16. Excess net capital (subtract line 15 from line 14).. 307,645 [3610]

PTI SECURITIES & FUTURES L.P.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
as of December 31, 2001

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

PTI SECURITIES & FUTURES L.P.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2001

_____

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2001 and does not have any PAIB accounts.

PTI SECURITIES & FUTURES L.P.

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2001

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Partners of
PTI Securities & Futures L.P.

In planning and performing our audit of the statement of financial condition of PTI Securities & Futures L.P. (the "Company") as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1.   Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2.   Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4.   Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16(d) of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Regulation 1.17. We did not perform any testwork on the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to regulation 30.7 of the Commission since the Company did not handle any customer cash or securities during 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16(d) of the CFTC, and should not be used for any other purpose.

Ryan & Juraska

Chicago, Illinois
January 22, 2002



PTI SECURITIES & FUTURES L.P.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

as of December 31, 2001
AVAILABLE FOR PUBLIC INSPECTION